[ICE MILLER LLP LETTERHEAD]

December 24, 2009	Writer's Direct Number: (317) 236-2456 Direct Fax: (317) 592-4868 Internet: Mark.Barnes@icemiller.com

VIA EDGAR -- Correspondence

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
Washington, D.C.  20549-3561

Re:	The Steak n Shake Company
Schedule 13E-3 relating to Western Sizzlin Corporation
Filed November 18, 2009
File No. 005-54359

Form S-4
Filed November 18, 2009
File No. 333-163192

Dear Ms. Block:

On behalf of our client, The Steak n Shake Company (the "Company" or “Steak n Shake”) this letter responds to the Staff's comment on the above-referenced filings (the "Schedule 13E-3" and the "Form S-4", and together the "Filings") provided to Sardar Biglari, the Company's Chairman and CEO, by letter dated December 17, 2009.

For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter.  The Staff's comments are in bold.  The page numbers in this letter refer to the respective pages of the respective Filing.

Information in this letter relating to Western Sizzlin Corporation ("Western Sizzlin"), and its special committee, and to persons who are officers, directors, stockholders of Western Sizzlin, and to the Western Sizzlin special committee financial advisor, B. Riley & Co., LLC (“B. Riley”), has been provided to our firm for inclusion herein by counsel to Western Sizzlin's special committee.

 Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures.  Please provide us with an analysis as to why Mr. Jonathan Dash and Mr. John Linnartz are not filing persons.  In the alternative, please add them as filing persons.  Please refer to Section III of Release No. 34-17719 and Compliance and Disclosure Interpretation 201.05 (available on our website) for additional guidance.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

We respectfully advise the Staff that the Company and Western Sizzlin do not believe that either Mr. Jonathan Dash or Mr. John Linnartz is engaging, either directly or indirectly, in a going private transaction for purposes of Rule 13E-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, neither of them is required to be named as a “filing person” in the Schedule 13E-3 relating to the proposed merger of Western Sizzlin with and into a wholly owned subsidiary of the Company.

In reaching the foregoing conclusion, the Company and Western Sizzlin have considered, among other things, the Staff’s analysis and interpretive position set forth in Section III of Release No. 34-17719 and Question 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the “SEC Guidance”) referred to in the Staff’s comment, which indicates that, depending on the facts and circumstances of the transaction, certain affiliates of an issuer that will be going private may be deemed to be indirectly engaged in the transaction and may incur a Schedule 13E-3 filing obligation.  The SEC Guidance provides that members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 where such members of management of the issuer will be in control of the issuer both before and after the consummation of the transaction.  The Staff stated in the SEC Guidance, however, that “[a]n important aspect of the staff's analysis was the fact that the issuer's management ultimately would hold a material amount of the surviving company's outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to 'control' the surviving company.”   The Company and Western Sizzlin do not believe that the forgoing elements are present in the proposed transaction.

We note that Mr. Linnartz is neither a director nor member of Western Sizzlin’s senior management.  As such, neither the Company nor Western Sizzlin believes that Mr. Linnartz is an affiliate of Western Sizzlin for purposes of Rule 13E-3.  While Mr. Dash is a director of Western Sizzlin, the Company and Western Sizzlin also note that he is not a member of Western Sizzlin’s senior management.

Even assuming arguendo that both Messrs. Dash and Linnartz are affiliates of Western Sizzlin, the Company and Western Sizzlin do not believe that either would be deemed to be directly or indirectly involved in the going private transaction. The Company has advised us that, following the merger, neither Messrs. Dash nor Linnartz is expected to be a member of the board of directors or senior management of the Company (the parent of the surviving company), hold a material amount of the Company’s outstanding equity securities or otherwise be in a position to exercise control over the Company. As of the date hereof, Messrs. Dash and Linnartz beneficially own 1.3% and less than 1%, respectively, of the total outstanding shares of Steak n Shake’s common stock.  The Company also advises the Staff that, as reported in the Schedule 13D/A filed on November 17, 2009 by The Lion Fund, L.P. and the other filing persons named therein, on November 16, 2009, Messrs. Dash and Linnartz publicly disclaimed that they continue to be part of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, that has agreed to act in concert with respect to shares of the Company’s common stock.  Therefore, the Company believes that neither Messrs. Dash nor Linnartz will possess the power to “control” the surviving company, either directly or indirectly, within the meaning of Rule 12b-2 of the Exchange Act.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

Based on the foregoing and consistent with the Staff's views expressed in the SEC Guidance, the Company and Western Sizzlin respectfully submit that neither Messrs. Dash nor Linnartz is engaging in a going private transaction and, therefore, neither of them are required to be included as filing persons in the Schedule 13E-3 relating to the proposed transaction.

2. Please note that if a filing person is added based on the above comment, he would be required to comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Each new filing person must include a statement as to whether such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching the conclusion.  See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 ( Apr. 19, 1981).

We acknowledge the Staff’s comment regarding the requirement that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  However, as described in our response to Comment 1, the Company and Western Sizzlin do not believe that any other person is required to file a Schedule 13E-3 with respect to the proposed transaction.

 Introduction. page 1

3. Please revise the second full paragraph to remove any and all indications that the filing persons had no obligation to file the Schedule 13E-3 or that its filing does not constitute an admission by any filing person that it is an affiliate of Western Sizzlin.  Similarly, revise the section captioned "Position of the Schedule 13E-3 Filing Persons as to the Fairness of the Merger Agreement and the Merger" on page 7 to remove the reference to a "potential interpretation" of our rules and to affirm that the "Schedule 13E-3 Filing Persons" are engaged in a going private transaction and that they are required to make a fairness determination.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

The Company has amended its disclosure in response to the Staff’s comment. The Company has removed language formerly appearing on page 1 of Schedule 13E-3 and added affirmative language to pages 7 and 26 of the revised preliminary proxy statement/prospectus (the "Revised Proxy Statement/Prospectus") included in Amendment No. 1.

 Item.9, page 9

4. Please ensure that the disclosure appearing under Item 9(c) is provided to security holders in the registration statement.

The Company has amended its disclosure in response to the Staff’s comment. Please see the new disclosure on pages 150 to 151 of the Revised Proxy Statement/Prospectus.

Form S-4 filed on November 18, 2009

5. Please revise throughout the document to indicate a consistent compensation per share. You indicate in various places throughout the document that the compensation per Western Sizzlin share will be either $8.07 or $8.08 per share.

In response to the Staff’s comment the Company has amended its disclosure to indicate that the merger consideration will be $8.07 per share (the current value based on the current number of outstanding shares) throughout the document, except where the disclosure relates to historical determinations as to the fairness of the merger consideration (such as in connection with B. Riley’s opinion, which addressed the fairness of the per share merger consideration as of the date thereof based upon the number of shares outstanding on October 22, 2009, which was different from the number of share presently outstanding).

 Prospectus Cover Page

6. It appears that the cross-reference to the risk factors section may not be highlighted.  Please revise to highlight it using bold or other prominent type.  See Item 501(b)(5) of Regulation S-K.

The Company has used bold type to highlight the cross-reference as requested.

 Inside Front Cover Page of Prospectus

7. It appears that the date by which security holders must request information incorporated by reference may not be highlighted.  Please revise to highlight this statement by print type or otherwise.   See Item 2(2) of Part LA of Form S-4.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

The Company has used bold type to highlight this statement as requested.

 Summary, page 1

8. Please provide the information required by Items 3(f) and (g) of Form S-4.

The Company respectfully requests that the Staff consider and agree with our belief that Items 3(f) and (g) of Form S-4 (requiring disclosure of per share comparative data and equivalent per share data), although not expressly inapplicable to registration statements covering business combination transactions involving exchanges of securities other than common stock for common  stock, is best interpreted, in the interests of avoiding the confusion of investors, as not requiring such disclosure in circumstances where (as here) a debt security is being exchanged for common stock.   The Company believes that the intended purpose of presenting the per share data in a comparative format (including the presentation of equivalent per share values computed by multiplying the exchange ratio) is to assist investors in determining whether to vote for a transaction that would result in their exchanging common stock of one company with a given per share book value, earnings, dividends, and market value for common stock of an acquiring company with a different per share book value, earnings, dividend and market value.  Here, where no such exchange is contemplated, the purpose of the disclosure is not achieved.  Further, an "equivalent" per share value cannot be calculated.   In addition, the Company is concerned that to include such information might serve only to mislead a stockholder of Western Sizzlin  into thinking that an exchange of Steak n Shake common stock for Western Sizzlin common stock is somehow implicated in the transaction.  Accordingly, we hereby request on behalf of the Company that the staff withdraw this comment.

9. When discussing the amount and percent of shares owned by officers and directors of Western Sizzlin, also state the vote required for approval of the proposed transaction.  See Item 3(h) of Form S-4.

The Company has amended its disclosure in response to the Staff’s comment. Please see the disclosures on pages 12, 32, 65, and 107 of the Revised Proxy Statement/Prospectus.

10. With a view toward revised disclosure, please tell us why you state the merger consideration to an amount "not exceeding" $22,959,000.  Will there be an adjustment to the consideration?  If so, what are the bases for such an adjustment?

At the time the merger agreement was executed, a purchase price reduction in the form of a decrease in the principal amount of debentures to be issued could have been triggered in connection with the special distribution of the Steak n Shake stock by Western Sizzlin.  That contingency has now been resolved without any price adjustment becoming applicable.  Accordingly, the purchase price is now fixed in the aggregate at $22,959,000, less the amount that would otherwise have been issued in fractional debenture interests which will be settled in cash and less any amount that otherwise would have been issued to Western Sizzlin shareholders who exercise dissenters rights. The Company has amended its disclosure in response to the Staff’s comment.  Please see, e.g., the new disclosure on pages 2, 9, 14, 30, 63 and 88 of the Revised Proxy Statement/Prospectus.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

11. We note your statement on page 7 that the "Schedule 13E-3 Filing Persons did not engage the services of a financial advisor in connection with the proposed merger."  The statement appears to conflict with your disclosure of the services provided by B. Riley and Duff & Phelps.  Please advise or revise.

The Company has amended its disclosure in response to the Staff’s comment.  Please see the revised disclosure on page 7 of the Revised Proxy Statement/Prospectus.

12. Please update your disclosure in the last paragraph of page 7 as it relates to the "go-shop" period which appears to be over.

The Company has amended its disclosure in response to the Staff’s comment.  Please see the revised disclosure on page 8 of the Revised Proxy Statement/Prospectus.

 Questions and Answers about the Special Meeting and the Merger, page 14

13. The information required by items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the disclosure document, following the Summary.  See Rule 13e-3(e)(1)(ii).  Please relocate this section as well as the sections on pages 20-31.

The Company has relocated the Special Factors section as requested, to appear immediately following the Summary.

 Risk Factors, page 24

 Risk Factors Relating to Steak n Shake and Western Sizzlin, page 24

14. We note your reference in the opening paragraph about risks found in Western Sizzlin's Form 10-K.  Because the Form 10-K and quarterly reports are not incorporated by reference, nor does it appear they are eligible to be incorporated by reference, this reference does not appear to be appropriate.  Please revise and include all risks deemed material.

The Company has revised its disclosure and included all risk factors deemed material in response to the Staff’s comment. Please see the additional  disclosure on pages 77 through 83 of the Revised Proxy Statement/Prospectus.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

 Failure to complete the merger

15. Please further clarify the first risk factor on page 24.  You state that there will be transaction costs "whether or not the merger is completed."  Please quantify the transaction costs that will result if the merger is not completed.  You also state that "Western Sizzlin is subject to restrictions on the conduct of its business prior to completing the merger...."  Please clarify these restrictions.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 73 of the Revised Proxy Statement/Prospectus.

 Selected Historical Consolidated Financial Data of Steak N Shake, page 20

16. We note your disclosure that Regulation S-X does not require you to provide pro forma financial information.  Item 13 of Schedule 13E-3, by way of Item 1010(b) of Regulation M-A, requires pro forma financial information if material.  We note that Western Sizzlin security holders will continue having an interest in Steak n Shake as a result of receiving subordinated notes as consideration for their shares (i.e., they are not being cashed out).  Please provide us with your detailed legal analysis of why you believe pro forma financial information is not required.  Alternatively, please provide the disclosure required by the above-referenced Items.

The Company believes that inclusion of pro forma financial information reflecting the combination of Western Sizzlin with Steak n Shake is not material to Western Sizzlin security holders, even though they will continue to have a subordinated creditor relationship to Steak n Share after the transaction is concluded, because:

•
Regulation S-X does not require such information concerning the pro forma impact of the transaction upon Steak n Shake to be included in the Form S-4;  the Company believes that this result under Regulation S-X supports the Company's view that pro forma information as to Steak n Shake is not material to Western Sizzlin stockholders.

•
Item 13 of Schedule 13E-3 requires a materiality determination under Item 1010(b) of Regulation M-A only with respect to "the issuer of the subject class of securities" (i.e., Western Sizzlin, in this case).    As a result of the subsidiary merger transaction, Western Sizzlin will remain intact as a corporate entity surviving the subsidiary merger with Merger Sub, without having incurred any debt and with the only change being the ownership of its common stock.  Accordingly, pro forma financial information regarding Western Sizzlin is in the Company's view not material to Western Sizzlin security holders.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

 Cautionary Statement Regarding Forward-Looking Statements, page 29

17. Section 27A of the Securities Act expressly states that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction.  Please either remove the references to the Private Securities Litigation Reform Act or make clear, each time you refer to it, that the safe harbor for forward-looking statements does not apply to this filing.

The Company has revised its disclosure in the only location at which reference was made to the Private Securities Litigation Reform Act to eliminate such reference, in response to the Staff’s comment. Please see the revised disclosure on page 84 of the Revised Proxy Statement/Prospectus.

18. You state in this section that neither Steak n Shake nor Western Sizzlin undertake no obligation to update any forward-looking statements whether as a result of new information, future development or otherwise.  Rule 13e-3(d)(2) of the Exchange Act imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported.  Please revise.

The Company has amended its disclosure in response to the Staff’s comment. Please see the revised disclosure on page 84 of the Revised Proxy Statement/Prospectus.

 Specia1 Factors

 Structure of the Merger, page 32

19. Disclose the market value of the Steak n Shake shares distributed by Western Sizzlin on November 6, 2009.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the new disclosure on page 14 of the Revised Proxy Statement/Prospectus.

 Background of the Merger, page 33

20. Please revise to expand the "Background of the Merger" section found on page 34. See Item 6 of Form S-4 and Item 1005(c) of Regulation M-A.  The comments below offer some additional guidance.

We acknowledge your comment.  The section entitled “Background of the Merger” has been revised as discussed in further detail in our responses to comments 15 through 26.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

21. Please revise your disclosure to indicate why each filing person has chosen to undertake this transaction at this point in time as opposed to other times in your operating history.  Refer to Item 1013(c) of Regulation M-A.  Consider also Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure.  Your disclosure should include any discussions regarding a possible business combination prior to January 8, 2009.  We note that a 13(d)(3) group comprised of Western Sizzlin, the Lion Fund, and Messrs. Biglari and Cooley in August 2007 disclosed the acquisition of a substantial portion of Steak n Shake common stock.  We also note on page 35 that Olshan represented the 13(d)(3) group.  Please disclose whether Olshan was involved in any merger discussions at that time.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 15, 17, 25 and 27-28 of the Revised Proxy Statement/Prospectus.

22.  Please address whether or not Western Sizzlin had explored any other alternatives to this merger, prior to entering into the merger agreement and other than the solicitation of alternative acquisition proposals after entering into the merger agreement.  For any alternatives pursued, indicate why they were deemed inferior to the merger.  Refer to Item 1013(13) of Regulation M-A.  Your revised disclosure needs to include the alternatives considered by all the filing persons.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 22 and 58 of the Revised Proxy Statement/Prospectus.

23.  Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.  For example and without limitation, we note that B. Riley submitted a draft summary of a preliminary analysis of the valuation of Western Sizzlin's common stock to the special committee on August 6, 2009 and representatives of Duff & Phelps discussed the tentative summary results of their review of the value to Steak n Shake of Western Sizzlin with Mr. Reagan on Friday, July 24, 2009 and presented a draft valuation analysis on July 29, 2009, yet there is no summary of these presentations or discussions.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment.  Please see the revised disclosure on page 19 of the Revised Proxy Statement/Prospectus regarding the July 24 and July 29 discussions with, and presentations by, Duff & Phelps.   Please also see the revised disclosure on page 21 of the Revised Proxy Statement/Prospectus regarding the August 6 discussions with, and presentation by, B. Riley.  Also, the undated draft presentation of Duff & Phelps that was provided to the Steak n Shake special committee on July 29, 2009 and the draft presentation of B. Riley that was provided to the Western Sizzlin special committee on August 6, 2009 have been filed as an Exhibit to Amendment No. 1 to the Schedule 13E-3. The Company and Western Sizzlin have confirmed that all presentations and similar materials that are required to be filed in connection with a Schedule 13E-3 have been filed with the Commission.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

24. In addition, to the extent these presentations, discussions or reports discussed any specific terms or valuations, please disclose.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 19 and 21 of the Revised Proxy Statement/Prospectus regarding the respective specific valuation range assigned by the July 29 Duff & Phelps and the August 6 B. Riley draft presentations.

25. Disclose why Mr. Biglari advised the Steak n Shake board, on January 8, 2009, that "further consideration of [the proposed merger] should be deferred."

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 16 of the Revised Proxy Statement/Prospectus.

26. You state on page 34 that Cline Williams obtained consents from both companies to its continued representation of Western Sizzlin.  Please disclose whether any consents were sought or obtained from the special committees.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 16 and 17 of the Revised Proxy Statement/Prospectus.

27. We note your disclosure that Mr. Biglari suggested that Western Sizzlin first distribute to Western Sizzlin stockholders the shares of Steak n Shake beneficially owned by an investment subsidiary of Western Sizzlin.  This distribution appears to have lowered the purchase price per share that Western Sizzlin received from Steak n Shake.  We note also that the Western Sizzlin Special Committee and Board of Directors indirectly considered the distribution when considering whether the transaction was fair from a financial point of view.  Please provide an analysis as to how this distribution, from an investment subsidiary of Western Sizzlin, was used to reach the conclusion that the merger consideration is fair. Please address this for all filing persons.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 28 of Amendment No. 1.

28.  In your response, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for the distribution.

Western Sizzlin has advised us that it believes that the distribution to its stockholders of shares of Steak n Shake common stock beneficially owned by an investment subsidiary was exempt from registration under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), as such distribution did not involve an “offer” or “sale” of a security within the meanings of the Securities Act, for the following reasons:

Section 5 of the Securities Act makes it unlawful for any person to sell or offer to sell securities by making use of means or instruments of transportation or communication in interstate commerce unless a registration statement for the securities has been filed with the Commission.  Absent a “sale,” as defined in Section 2(a)(3) of the Securities Act, a distribution of securities does not require registration under Section 5 of the Securities Act.  The term “sale” is defined under Section 2(a)(3) as any “contract of sale or disposition of a security or interest in a security, for value.”  Likewise, an offer to sell includes any attempt to dispose of a security or interest in a security for value.  While “value” is not defined in the Securities Act, the term has generally been interpreted by the Staff to include consideration such as cash and property as well as the waiver or surrender of a right or claim against the issuer.  See Release No. 33-929 (July 29, 19360.  Moreover, the hallmark of a “sale” under Section 2(a)(3) is the requirement that distributees make an investment decision with respect to the distribution.  A stock dividend generally does not constitute a “sale” for purposes of the Securities Act, as it does not involve an investment decision.  In the present case, the Steak n Shake stock dividend was not contingent upon the approval of the merger and the adoption of the merger agreement or any other contingency or surrender of rights.  Accordingly, such distributions did not involve the giving of value or the making of an investment decision on behalf of the recipient.

Based on the foregoing, the Company and Western Sizzlin respectfully submit that the distribution by Western Sizzlin to its stockholders of shares of Steak n Shake common stock beneficially owned by an investment subsidiary did not involve a “sale” or an offer to “sell” subject to the registration requirements of Section 5 of the Securities Act.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

 Negotiation of the Letter of Intent, page 37

29. Please disclose the terms discussed in any negotiations held between May 18, 2009 and July 28, 2009.  We note your disclosure on page 37 that Messrs. Regan and Cooper had discussions during this period.

The Company has amended its disclosure to clarify the limited scope of the conversations that occurred during this time period between Messrs. Regan and Cooper.   Please see the revised disclosure on page 19 of the Revised Proxy Statement/Prospectus.

30. Please disclose the meaning of "certain terms" of the proposed debentures as disclosed on page 37, "certain covenants" of the debentures discussed on page 38 and "certain terms" that were included in Western Sizzlin's response to the indication of interest as disclosed on page 38.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 20 of the Revised Proxy Statement/Prospectus.

31. Disclose the low, mean and high purchase price per share for Western Sizzlin's common stock as included in B. Riley's draft summary of its preliminary analysis submitted on August 6, 2009, as disclosed on page 39.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 21 of the Revised Proxy Statement/Prospectus.

 Negotiation of the Merger Agreement and Indenture, page 40

32. Please briefly disclose the terms and conditions of the draft merger agreement that Ice Miller circulated among the Steak n Shake special committee members and the draft of the proposed voting agreements and of the indenture governing the indentures as disclosed on page 40.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 23 and 24 of the Revised Proxy Statement/Prospectus.

33. On page 41 you disclose meetings and negotiations between September 3, 2009 and October 20, 2009.  Please disclose the terms of any drafts and specific terms discussed in negotiations and meetings during this period.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 23 and 24 of the Revised Proxy Statement/Prospectus.

34. You disclose several beliefs held by the Western Sizzlin board of directors on page 41.  You disclose that Western Sizzlin had tried unsuccessfully to negotiate an increase in the purchase price and that Western Sizzlin had not received any competing indications of interest from other interested parties.  Please discuss how, despite this, the Western Sizzlin board still felt that a business combination was necessary.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 25 of the Revised Proxy Statement/Prospectus.

35.  Disclose the duties of and any limitations placed on the authority of the Western Sizzlin special committee and on the Steak n Shake special committee and any arrangements for compensating the individuals who served on the committee.  Disclose also the period during which the Western Sizzlin committee served.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 32 and 33 of the Revised Proxy Statement/Prospectus with respect to the Western Sizzlin special committee and on pages 16 and 47 of the Revised Proxy Statement/Prospectus with respect to the Steak n Shake special committee.

36. We note your disclosure on page 42 that the voting agreements with Lion Fund and Dash Acquisitions were executed on October 22, 2009.  With a view toward revised disclosure, please tell us whether there were any negotiations relating to these agreements prior to their execution.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 26 of the Revised Proxy Statement/Prospectus.

 Recommendation of the Western Sizzlin Special Committee; Reasons for, and Effects on Fairness of, the Merger, page 43

37. It is unclear how most of the substantive factors beginning on page 43 are elements of fairness to unaffiliated security holders.  Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party's fairness determination.  A listing of the factors considered by the filing person, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

The Company has amended its disclosure relating to certain of the factors considered by Western Sizzlin’s special committee in connection with its determination that the transaction is fair to Western Sizzlin’s unaffiliated stockholders to address the Staff’s comment.  As disclosed in Amendment No. 1 under the section entitled “Position of Schedule 13e-3 Filing Persons as to the Fairness of the Merger,” the Schedule 13e-3 Filing Parties expressly adopted the analysis of the Western Sizzlin special committee with respect to the fairness of the transaction to unaffiliated stockholders.  Please see the revised disclosure on pages 28 through 34 of the Revised Proxy Statement/Prospectus.

38. Please balance the discussions on page 43 regarding the fairness of the offering price per share with disclosure regarding the historical trading price of Western Sizzlin common stock.  We note that in the period following the issuance of the Steak n Shake stock dividend to Western Sizzlin common shareholders, the Western Sizzlin trading price has often exceeded the merger price.

The Company has amended its disclosure to address the fact the market price for Western Sizzlin’s common stock has at times exceeded the merger consideration in response to the Staff’s comment. Please see the revised disclosure on page 31 of the Revised Proxy Statement/Prospectus.

39.  We note your disclosure on page 43 that special committee considered Western Sizzlin's "business, assets, operations, financial condition, strategy and prospects" in making its fairness determination.  What about those listed items permitted the special committee to reach the fairness determination?

The Company has considered the Staff’s comment and amended its disclosure to remove the factor referenced in the foregoing comment, as Western Sizzlin has advised the company that such reference did not constitute an independent factor considered by the special committee in making its fairness determination.  Please see the revised disclosure on page 28 of the Revised Proxy Statement/Prospectus.

40.  On page 44 and elsewhere in the prospectus, please delete the discussion concerning "arms-length" negotiations.  References to arms-length negotiations are inappropriate in a going private transaction.

The Company has amended its disclosure to exclude the requested information in response to the Staff’s comment.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

41.  We note your disclosure on page 44 that the special committee considered the opinion received from B. Riley and on page 48 that "[o]n the basis of the special committee's recommendation..." Western Sizzlin's board of directors "determined that the merger agreement and the merger were advisable, fair to and in the best interests of Western Sizzlin and its stockholders."  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others such person must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation.  Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).  Apply this comment to the fairness determination made by the other filing persons.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 7 and 26-27 of the Revised Proxy Statement/Prospectus.

42.  We note your disclosure in the third full bullet point on page 44 that Western Sizzlin's security holders "would no longer be subject to the market, economic and other risks which arise from owning an equity interest in a public company."  Given that the consideration is subordinated debt in a public company, it is unclear how this is a reason supporting a fairness determination.  Please advise or revise.

The Company respectfully advises the Staff that it believes that owners of Western Sizzlin’s common stock will be subject to different risks and have different rights as holders of debentures.  The Company believes that ownership of Western Sizzlin’s common stock is subject to the significant risks of fluctuation in market price and of illiquidity in the market for Western Sizzlin’s common stock that limits the ability of its stockholders to dispose of their shares without depressing the market price, both of which restrict Western Sizzlin’s stockholders’ ability to realize the value of their stock.  The Company believes that these risks will be mitigated for holders of the debentures, as the debentures will entitled the holders to receive periodic interest payments in cash with principal to be paid on maturity and their value will be protected in part by a priority in right of payment in the event of Steak n Shake’s liquidation.  Accordingly, the Company has amended its disclosure to clarify the discussion regarding the nature of the debentures to be issued in the merger as compared to ownership of Western Sizzlin’s common stock in response to the Staff’s comment. Please see the revised disclosure on pages 29-30 of the Revised Proxy Statement/Prospectus.

 Opinion of the Financial Advisor of the Western Sizzlin Special Committee, page 48

43. Please address here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to the unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to the consideration to be received by Western Sizzlin's stockholders pursuant to the merger agreement, rather than all security holders unaffiliated with Western Sizzlin.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 27 and 33 of the Revised Proxy Statement/Prospectus.

44.  We note references in this section and others to projected financial data of Western Sizzlin that was evaluated by B. Riley.  Please disclose all financial projections in an appropriate location of the disclosure document.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 44 and 45 of the Revised Proxy Statement/Prospectus.

45. We note your statement on page 49 that B. Riley "reviewed non-public internal financial information and other data prepared by Western Sizzlin and Steak n Shake senior management..."  Please note that any non-public information used by B. Riley in formulating its data should be summarized in the filing.  If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable.  This comment also applies to any non-public information provided to Duff & Phelps, as discussed on page 61.

In response to the Staff, comment, the Company has amended its disclosure to include the required summary of non-public information used by B. Riley. Please see the revised disclosure on pages 44 and 45 of the Revised Proxy Statement/Prospectus.

46. Briefly describe any limitations Western Sizzlin and/or the special committee placed on the scope of B. Riley's opinion.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 35 of the Revised Proxy Statement/Prospectus.

47. We note that B. Riley reviewed the San Antonio Appraisal.  Please provide us your analysis as to whether this report is subject to the requirements of Items 1015 and 1016 of Regulation M-A.

The Company respectfully submits that the San Antonio Appraisal is not a report, opinion or appraisal from an outside party that was material to the Rule 13e-3 transaction and, therefore, is not subject to the requirements of Items 1015 or 1016 of Regulation M-A promulgated under the Exchange Act.  The San Antonio Appraisal is an appraisal of certain real property located in San Antonio, Texas that is owned by Western Sizzlin, which constituted only $3.7 million of Western Sizzlin’s $47.3 million of assets, as reported on Western Sizzlin’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.  Thus, the Company believes that the report was not a material factor considered in evaluating and analyzing the transaction and determining whether the merger consideration was fair to Western Sizzlin’s unaffiliated stockholders.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

48. Please ensure that each report describes the purpose of each analysis and why particular measures, multiples and ratios were chosen for analysis.  If applicable, please include the underlying data, including any mean, average, high and low values and any comparable values for Western Sizzlin that were considered.  Disclose any underlying assumptions used in each analysis and the basis for these assumptions.  In addition, for each report, please disclose any selection criteria for analyzed companies or transactions, identify the companies and transactions that met your selection criteria, and disclose any companies or transactions that were excluded and the reasons for their exclusion.  Please disclose the results of each analysis and compare the aggregated results for each Western Sizzlin business unit with the per share consideration in the going private transaction (including, as necessary, the value of the Steak n Shake shares distributed in November 2009 by Western Sizzlin).  Additionally revise to describe how the results of each analysis support the fairness conclusion.  We note that you have included some of this information for some of the methods of analysis.  We may have additional comments after reviewing your response and/or revised disclosure.

The Company has amended its disclosure to include the requested information throughout the discussion in response to the Staff’s comment. Please see the revised disclosure on page 37 through 44 of the Revised Proxy Statement/Prospectus.

 Premiums Paid Analysis, page 50

49. It is unclear what the conclusion of this analysis is.  We note that the premium is calculated using Western Sizzlin's closing stock price of $12.75 on August 12, 2009.  Address whether or not the merger consideration contained a premium.  Explain what is meant by the disclosure "the premiums paid analysis is not a strong benchmark due to the nature of the transaction structure."  What about the nature of the transaction structure makes the premiums paid analysis not a strong benchmark?

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 37 of the Revised Proxy Statement/Prospectus.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

 Discounted Cash Flows, page 51

50. Please revise your disclosure to show the discounted cash flows analysis. Also, explain how B. Riley determined that discount rates and EBITDA multiples used were the most appropriate indicators of value in the Discounted Cash Flow Analysis.  Finally, explain why the WACC for each business unit is different and explain the meaning of the term "TEV."

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 38 of the Revised Proxy Statement/Prospectus.

 Summary Considerations, page 56

51. Please disclose the methodology B. Riley used to combine the results of the various analyses into the summary tables found on page 56.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 43 and 44 of the Revised Proxy Statement/Prospectus.

52. It appears that the Steak n Shake shares distributed by Western Sizzlin are valued at $14,736,064 in the aggregate.  Please disclose the basis for this valuation.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 43 and 44 of the Revised Proxy Statement/Prospectus.

 Additional Consideration, page 56

53. Please describe any relationships B. Riley had during the past two years with the persons listed in Item 1015(b)(4) of Regulation M-A.  Include within your discussion the amount of compensation received during that period.  Also, disclose the reasons each financial advisor was selected as required by Item 1015(b)(2) of Regulation M-A.  This comment also applies to Duff & Phelps.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure with respect to B. Riley on page 44 of the Revised Proxy Statement/Prospectus and with respect to Duff & Phelps on pages 57 and Annex C-4 of the Revised Proxy Statement/Prospectus.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

 Position of Schedule 13e-3 Filing Persons as to the Fairness of the Merger, page 68

54. Please move this section nearer the beginning of the Special Factors section.

The Company has moved this section as requested. Please see the revised disclosure located on page 26 of the Revised Proxy Statement/Prospectus.

55. We note that Western Sizzlin Corporation is a 13e-3 filing person.  Please revise to include Western Sizzlin as a filing person in your discussion here or in an appropriate location in the disclosure document.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 7 and 26 of the Revised Proxy Statement/Prospectus.

56. You state on page 68 that the filing persons believe that the merger consideration is both substantively and procedurally fair to the unaffiliated Western Sizzlin stockholders.  Please revise your discussions on page 48 and the corresponding discussion on page three of the summary section to be consistent with these determinations.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 7 and 27 of the Revised Proxy Statement/Prospectus.

 Interests of Steak n Shake's and Western Sizzlin' Directors and Executive Officers in the Merger, page 70

57. With a view toward revised disclosure, please tell us whether the current transaction will trigger the potential payment of a change of control payment to any Western Sizzlin director or executive officer and, if so, quantify that payment.

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on pages 59 and 137 of the Revised Proxy Statement/Prospectus.

 Description of Debentures, page  85

58. Please disclose the aggregate amount of outstanding indebtedness as of the most recent practicable date that by the terms of such debt securities would be senior to the securities being registered. See Item 202(b)(3) of Regulation S-K and Item 4(a)(3) of Part I.A. of Form S-4.

Susan Block
Attorney Advisor
United States Securities & Exchange Commission
December 24, 2009

The Company has amended its disclosure to include the requested information in response to the Staff’s comment. Please see the revised disclosure on page 102 of the Revised Proxy Statement/Prospectus.

 Exhibit 99.3 - Form of Proxy Card

59. Please revise the form of proxy card to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

The Company has revised the form of proxy card to clearly mark it as "Preliminary Copy."   See new Exhibit 99.3 to Amendment No. 1 to the S-4.

*****

Questions with respect to this response may be directed to the undersigned at the direct dial number appearing above.

Very truly yours,

ICE MILLER LLP

/s/ Mark B. Barnes
Mark B. Barnes

cc:   Mr. Sardar Biglari
        Mr. Steven Wolosky
        Mr. William J. Regan, Jr.